Brian T. Gallagher, Esq. Admitted in Maryland, Virginia and Washington, DC	Email: BGallagher@G-E-Law.com

June 27, 2025

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification
CIK No. 0002016678

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”) in reference to the Issuer’s recently submitted Post-Qualification Amendment No. 3 (CIK No. 0002016678).

Please accept the attached amended POS in response to your letter, dated June 26, 2025, in which you request audited financials. The audited financials are included in the POS, as well as a current balance sheet. Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher